File No. 812-13973

U. S. SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 3 TO

APPLICATION FOR AN ORDER of EXEMPTION PURSUANT TO

SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940

EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS

OF SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT, AND

RULE 22c-1 THEREUNDER

AMERICAN GENERAL LIFE INSURANCE COMPANY1,

VARIABLE SEPARATE ACCOUNT,

THE UNITED STATES LIFE INSURANCE COMPANY IN THE CITY OF NEW YORK,

FS VARIABLE SEPARATE ACCOUNT,

and

SUNAMERICA CAPITAL SERVICES, INC.

Please send all Communications, Notices and Orders to:

Manda Ghaferi

Vice President and Assistant General Counsel

American General Life Insurance Company

1 SunAmerica Center

Los Angeles, CA 90067-6121

July 29, 2013

1 On December 31, 2012, SunAmerica Annuity and Life Assurance Company merged with and into American General Life Insurance Company.

UNITED STATES OF AMERICA

BEFORE THE

SECURITIES AND EXCHANGE COMMISSION

In the Matter of

American General Life Insurance Company

Variable Separate Account

1 SunAmerica Center

Los Angeles, CA 90067-6121

The United States Life Insurance Company in the

City of New York

FS Variable Separate Account

One World Financial Center

200 Liberty Street

New York, New York 10281

and

SunAmerica Capital Services, Inc.

Harborside Financial Center

3200 Plaza 5

Jersey City, New Jersey 07311

Investment Company Act of 1940

File No. 812-13973

AMENDMENT NO. 3 TO APPLICATION FOR AN ORDER

PURSUANT TO SECTION 6(c) OF THE INVESTMENT COMPANY ACT OF 1940 EXEMPTING PROPOSED TRANSACTIONS FROM THE PROVISIONS OF SECTIONS 2(a)(32), 22(c) AND 27(i)(2)(A) OF THE ACT AND RULE 22c-1 THEREUNDER

American General Life Insurance Company (“American General”), The United States Life Insurance Company in the City of New York (“US Life”), and SunAmerica Capital Services, Inc., (“Distributor”), and Variable Separate Account (“VSA”), FS Variable Separate Account (“FS VSA”) (collectively, “Separate Accounts”), and any other separate account of American General and US Life currently existing that will support Future Contracts (as defined below) or any other separate account established in the future by American General or US Life (“Future Separate Accounts”) to support

Future Contracts, (collectively, “Applicants”) hereby apply for an order of the Securities and Exchange Commission (the “Commission”) pursuant to Section 6(c) of the Investment Company Act of 1940, as amended (the “Act”), exempting certain proposed transactions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent set out below.

APPLICANTS

American General

American General is a stock life insurance company organized under the laws of the state of Texas. American General’s home office is 2727-A Allen Parkway, Houston, Texas 77019-2191. American General is successor in interest to a company originally organized under the laws of Delaware on January 10, 1917. American General is an indirect, wholly owned subsidiary of American International Group, Inc. (“AIG”), a Delaware corporation.

On December 31, 2012, SunAmerica Life Insurance Company, an Arizona insurance company; American General Assurance Company, an Illinois insurance company; American General Life and Accident Insurance Company, a Tennessee insurance company; American General Life Insurance Company of Delaware, a Delaware insurance company; and Western National Life Insurance Company, a Texas Insurance Company; merged with and into the American General, with American General being the surviving company (the “American General Merger”).

American General is the issuer of life, accident and health, fixed annuity, variable life, and variable annuity contracts. It is licensed in District of Columbia, Guam, Puerto Rico, the U. S. Virgin Islands, and in all states, except the State of New York.

US Life

US Life is a stock life insurance company organized under the laws of the state of New York on February 25, 1850. Its home office is One World Financial Center, 200 Liberty Street, New York, New York 10281. US Life conducts life insurance and annuity business primarily in the state of New York. US Life is an indirect, wholly owned subsidiary of American International Group, Inc. (“AIG”), a Delaware corporation. Effective December 31, 2011, First SunAmerica Life Insurance Company (“First SunAmerica”), a former affiliate of US Life, merged with and into US Life (“US Life Merger”).

The Separate Accounts

Before December 31, 2012, Variable Separate Account (File No. 811-03859) was a separate account of SunAmerica Annuity and Life Assurance Company, originally established under Arizona law on January 1, 1996 when it assumed the Separate Account, originally established under California law on June 25, 1981. On December 31, 2012, and in conjunction with the merger of American General and SunAmerica Annuity, Variable Separate Account was transferred to and became a separate account of American General under Texas law. Before December 31, 2011, FS Variable Separate Account (File No. 811-08810) was a separate account of First SunAmerica Life Insurance Company (“First SunAmerica”), originally established under New York law on September 9, 1994. On December 31, 2011, and in conjunction with the merger of US Life and First SunAmerica, FS

Variable Separate Account was transferred to and became a separate account of US Life under New York law.

Each of these Separate Accounts, and any future Separate Accounts to which this relief applies, meet the definition of a Separate Account as defined in Section 2(a)(37) of the 1940 Act [15 U.S.C. 80a-2(a)(37)] and are registered with the SEC as unit investment trusts under the Investment Company Act of 1940, as amended.

The assets of each Separate Account legally belong to the Insurance Company of which it is a segregated asset account and the obligations under the Contracts are obligations of that Insurance Company. However, the Contract assets in the Separate Accounts are not chargeable with liabilities arising out of any other business the Insurance Companies may conduct. All of the income, gains and losses resulting from these assets are credited to or charged against the Contracts and not against any other contracts the Insurance Companies may issue. The registration statements relating to the offering of the Contracts were filed under the Securities Act of 1933 (the “1933 Act”).

The Distributor

SunAmerica Capital Services, Inc. is the Distributor of the contracts and is located at Harborside Financial Center, 3200 Plaza 5, Jersey City, NJ 07311-4992. The Distributor, an affiliate of American General and US Life, is a registered broker-dealer under the Securities Exchange Act of 1934, as amended, and is a member of the Financial Industry Regulatory Authority (“FINRA”). The Distributor enters into selling agreements with affiliated and unaffiliated broker-dealers. The Contracts are sold by licensed insurance agents, where the Contracts may be lawfully sold, who are registered representatives of broker-dealers that are registered under the 1934 Act and are members of FINRA.

STATEMENT OF FACTS

On May 31, 2011, two initial registration statements on Form N-4 were filed by the Applicants with the Commission in order to register a variable annuity called Polaris Advantage II (the “Contracts”). As detailed below, the Contracts offer a payment enhancement or “bonus” of up to 6.0% of purchase payments and may offer a payment enhancement or “bonus” of up to 7.5% for prospectively issued Contracts and Future Contracts. Applicants have other in–force annuities offering payment enhancements. However, the payment enhancement feature under the Contracts is sufficiently different from that offered under the Applicants’ other annuities that Applicants are now seeking exemptions with respect to the particular payment enhancement feature under the Contracts (the “Payment Enhancements”). In this application, Applicants seek a Commission order allowing them to recapture the Payment Enhancements under the following circumstances: (a) if the Contracts are returned during the free look period, Applicants will deduct such Payment Enhancement(s) from the contract value; (b) if the owner’s date of death is within 12 months of any Payment Enhancement(s) being credited to the Contracts, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the owner’s death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit; and/or (c) if the continuing spouse’s date of death is within 12 months of any Payment Enhancement(s) being credited to the Contracts, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the continuing spouse’s death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit payable to the continuing spouse’s beneficiary.

The amount recaptured will equal the entire Payment Enhancement amount without adjustment up or down for investment performance. Therefore, the owner will receive any gain on the Payment Enhancement amount that is recaptured and will bear any loss since the amount that is recaptured will equal the amount of the Payment Enhancement. Applicants will recapture the Payment Enhancements in the manner contemplated by the application only with respect to Contracts issued on or after the date that the Commission grants an order under this application.

Applicants seek an order pursuant to Section 6(c) of the Act exempting them from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent necessary to permit Applicants to recapture the Payment Enhancements under the scenarios described above. Applicants request that the order sought herein apply to any Future Separate Account that supports variable annuity contracts offered by Applicants that are substantially similar in all material respects to the Contracts (the “Future Contracts”). Applicants request that the order sought herein extend to any future insurance company that will be the successors in interest2 to American General or US Life. Applicants also request that the order extend to any FINRA member broker-dealer controlling, controlled by, or under common control with Applicants, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contracts offered through the Separate Accounts or any Future Separate Account (“Broker-Dealers”). Applicants also request that the order extend to broker-dealers that are FINRA-registered and not affiliated with Applicants or the Broker-

2 “Successor-in-interest” means each entity or entities that results from reorganization into another jurisdiction or from a change in the type of business organization. Applications for the type of relief sought here have obtained relief that expressly extends to such successors-in-interest. See, e.g., Golden American Life Insurance Company, Investment Company Act Release Nos. 24915 (Mar. 26, 2001) (Notice) and 24941 (Apr. 17, 2001) (Order) and PFL Life Insurance Company, Investment Company Act Release Nos. 24641 (Sep. 14, 2000) (Notice) and 24681 (Oct. 10, 2000) (Order).

Dealers (the “Unaffiliated Broker-Dealers”). Each Unaffiliated Broker-Dealer will have entered into a dealer agreement with the Distributor or an affiliate of the Distributor prior to offering the Contracts.

DESCRIPTION OF THE CONTRACTS

The Contracts are flexible premium deferred variable annuity contracts that have been registered on Form N-4 (file nos. 333-185780 and 333-178848).3 Applicants incorporate both Form N-4 registration statements by reference into this application.

Under the Contracts, Applicants will credit a Payment Enhancement for each purchase payment made to the Contracts during the first two Contract years. Applicants calculate the Payment Enhancement as a percentage of each purchase payment received, and credit it at the time we receive the purchase payment. The Payment Enhancement Rate we credit is the rate in effect for the applicable enhancement level at the time we receive each purchase payment. The initial Payment Enhancement Level is determined by the amount of the initial purchase payment. The Payment Enhancement Level for subsequent purchase payments is determined by adding the amount of the subsequent purchase payment to the contract value on the date we receive the purchase payment. If a higher Payment Enhancement Level is achieved by the sum of the contract value and the subsequent purchase payment, the Payment Enhancement Rate for that higher level is applicable to the entire subsequent purchase payment.

3 At the time of the original filing of this application, these Contracts were pending registration on Form N-4 (file nos. 333-174625 and 333-174626). These Contracts have been filed on new registration statements and received new filing numbers in connection with the American General Merger and US Life Merger.

The Payment Enhancement Rates credited are the same for all owners; however, the Payment Enhancement Levels may differ by broker-dealer. For the currently offered Polaris Advantage II Contracts, the Payment Enhancement Rate is 4% for a Payment Enhancement Level of less than $250,000 (or less than $100,000 for certain broker-dealers) and the Payment Enhancement Rate is 6% for a Payment Enhancement Level of $250,000 and greater (or $100,000 and greater for certain broker-dealers).

Currently, purchase payments are credited with the Payment Enhancement Rate of up to 6.0%; however, purchase payments may be credited with a Payment Enhancement Rate of up to 7.5% for prospectively issued Contracts and Future Contracts.

American General and US Life will fund Payment Enhancements from their general account assets. Each Payment Enhancement will be allocated to the variable portfolios and available fixed account(s) in the same proportion that the corresponding purchase payment is allocated to such options. The Payment Enhancement Rate currently being offered may increase or decrease by the Applicants at any time for prospectively issued Contracts and Future Contracts.

The minimum initial purchase payment for the Contracts is $25,000, and any additional purchase payment must be at least $500 (except for owners who participate in certain periodic purchase payment programs in which case, the minimum purchase payment must be at least $100). The maximum issue age for the Contracts is 80, meaning that (i) the owner must be 80 or younger or (ii) for Contracts that are not owned by natural persons, the annuitant must be 80 or younger.

The annualized Separate Account expense is 1.90% of the average daily ending net asset value allocated to the Variable Portfolios for contract years 1-9, reducing to 1.30% after the 9th contract anniversary. There is a maintenance fee equal to $50 which is assessed annually on the Contracts’ anniversary date, and is currently waived for Contracts of $75,000 or more. There is no fee with respect to the first 15 transfers in a contract year, but after the 15th such transfer, a fee of $25 per transfer is currently imposed ($25 maximum). There is a contingent deferred sales charge (“Withdrawal Charge”) under the Contracts, the amount of which is based on the number of years that have elapsed since the receipt date of each purchase payment. The Withdrawal Charge is equal to 9%, 9%, 8%, 8%, 7%, 6%, 5%, 4%, 3%, 0% beginning in year 1, and ending with no Withdrawal Charge in year 10 and later for each purchase payment. No Withdrawal Charge is imposed on the portion of a withdrawal that can be taken as part of the free withdrawal feature of the Contracts. The maximum free withdrawal amount available in each year is equal to the greater of 10% of all purchase payments that are subject to a Withdrawal Charge and not yet withdrawn or a maximum annual withdrawal amount available if a living benefit feature has been elected. No Withdrawal Charge is imposed in any situation in which Applicants intend to recapture a Payment Enhancement.

An owner may elect one of two optional living benefits: the SunAmerica Income Plus, which offers a stream of guaranteed lifetime income based on an income base which locks in the greater of either a higher anniversary value, or an annual 6% Income Credit during the first 12 years; or the SunAmerica Income Builder which offers a stream of guaranteed lifetime income based on an income base which locks in the greater of a highest anniversary value, or an annual 6% Income Credit during the first 12 years.4 The initial annual fee for SunAmerica Income Plus and SunAmerica Income Builder for one

4 Effective February 11, 2013, the annual Income Credit for SunAmerica Income Builder was reduced from 8% to 6%.

covered person is 1.10% and for two covered persons is 1.35%. An owner will receive the standard death benefit for no additional fee or may elect the optional Maximum Anniversary Value death benefit for a fee of 0.25% of the average daily net asset value allocated to the portfolios. Applicants may add other optional living and death benefits to the Contracts in the future.

In addition to the optional living benefits and death benefit, the Contracts offer several optional administrative features at no additional cost such as automatic asset rebalancing, systematic withdrawals, dollar cost averaging, nursing home waiver, and spousal continuation with death benefit step-up.

The Contracts offer variable portfolios and fixed account(s). At present, the Contracts offer portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust. Under the Contract, Applicants reserve the right to offer new variable portfolios or stop offering existing variable portfolios. New variable portfolios may be made available to existing owners and variable portfolios may be closed to new allocations or allocations of additional purchase payments, transfers or allocations. In addition, Applicants may also liquidate the shares of any variable portfolio, substitute the shares of one underlying fund held by a variable portfolio for another and/or merge variable portfolios or cooperate in a merger of underlying funds (subject to Commission approval).

An owner can annuitize the Contracts using available fixed and/or variable annuity income payment options. Those annuity payment options include life income; life income with 10 or 20 year period certain; or income for only a period certain (5-30 years); joint and survivor life income; joint and survivor life income with 10 or 20 year period certain. Generally, the latest annuitization date is the first business day of the month following the annuitant’s 95th birthday.

With respect to Contracts issued on or after the date of the Commission order under this application, Applicants wish to recapture the full and actual amount of any Payment Enhancement(s) up to 7.5% that may have been credited to the contract value, as described above.

APPLICANT’S LEGAL ANALYSIS

Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an order to the extent necessary to permit the recapture of Payment Enhancements under the circumstances described above. Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

Applicants submit that the recapture of the Payment Enhancements will not raise concerns under Sections 2(a)(32), 22(c) and
27(i)(2)(A) of the Act, and Rule 22c-1 thereunder. The Payment Enhancements will be recaptured only under the circumstances described above. The amounts recaptured equal the Payment Enhancements provided by American General and US Life from its own general account assets. When American General and US Life recapture the Payment Enhancement, it is merely retrieving American General’s and US Life’s own assets, and the owner has not been deprived of a proportionate share of the Separate Accounts’ assets, because his or her interest in the Payment Enhancement amount has not vested. With respect to a Payment Enhancement recaptured upon the exercise of the free look of the Contracts, it would be unfair to allow an owner exercising that privilege to retain the Payment Enhancement under Contracts that have been returned for a refund after a period of only a few days. If Applicants could not deduct the Payment Enhancement from the amount returned to an individual during the free look period, Applicants would bear the loss on the value of the Payment Enhancement if the contract value dropped during the Free Look period. If the Contracts are returned during the free look period, Applicants also note that the individual is entitled to retain any investment gain attributable to the Payment Enhancement, even if the Payment Enhancement is deducted. Furthermore, the recapture of the Payment Enhancement if the owner’s death occurs within 12 months after receipt of a Payment Enhancement, is designed to provide Applicants with a measure of protection against “anti-selection.” The risk is that an owner, with full knowledge of impending death or serious illness, will make very large payments to the Contracts which could result in significant financial exposure to the Applicants.

Applicants submit that the provisions for recapture of the Payment Enhancement do not, and any such Future Contracts provisions will not, violate Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, and that the relief requested is consistent with the exemptive relief provided under Commission precedent. See, e.g., Jackson National Life Insurance Company, et al., Investment Company Act Release No. 29658 (April 25, 2011) (order granting recapture under certain circumstances of certain contract enhancements applied to purchase payments of up to 6% received within the first seven contract years; these contract enhancements would be recaptured during the free-look period, a total withdrawal during the recapture period up to seven years after a premium payment and if the owner elects to receive payments under an income payment option during the recapture charge period); Prudential Annuities Life Assurance Corporation et al., Investment Company Act Release Nos. 28354 (August 8, 2008) and 28373 (September 3, 2008) (order granting recapture of credits applied to purchase payments of up to 8% for the Contract during the first six years of the contract being issued; these credits would be recaptured during the free look period, within 12 months prior to the benefit being paid and within 12 months prior to the surrender of the contract under medically-related surrender provisions); and Minnesota Life Insurance Company et al., Investment Company Act Release Nos. 27960 (August 30, 2007) and 27979 (September 25, 2007) (order granting recapture of certain credit enhancements of up to 7% during the first Contract Year; these credit enhancements would be recaptured during the free look period, within 12 months of a death benefit being paid and upon surrenders well as other contracts that Minnesota Life Insurance Company may issue in the future); and Merrill Lynch Life Insurance Group, Investment Company Act Release Nos. 26712 (December 21, 2004) and 26726 (January 21, 2005) (order granting recapture of bonus amounts added to contract value of up to 7%; these bonus amounts would be recaptured during the free look period, if the owner dies within 6 months of premium payment receipt or full or partial surrender of the contract within 3 years of premium payment receipt).

The recapture of a Payment Enhancement could be viewed as involving the redemption of redeemable securities for a price other than one based on the current net asset value of a Separate Account. The recapture of the Payment Enhancement does not involve either of the harmful issues that Rule 22c-1 was intended to address, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or redemption or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices.

Applicants assert that the proposed recapture of the Payment Enhancement does not pose a threat of dilution. To effect a recapture of a Payment Enhancement, interests in an owner’s contract will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Payment Enhancement that Applicants paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Payment Enhancement, the amount of that gain will be determined on the basis of current net asset value. Similarly, the owner will bear any loss if investment performance declines since the amount that is recaptured will equal the amount of the Payment Enhancement. Therefore, no dilution will occur upon the recapture of a Payment Enhancement.

Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Payment Enhancement because the pricing of the bonus recapture will occur on the basis of the net asset value calculated in accordance with Rule 22c-1 on the date of the recapture.

Applicants submit that their request for an order that applies to any Separate Account or any Future Separate Account established by American General or US Life in connection with the issuance of Contracts and Future Contracts, and underwritten or distributed by the Distributor or other broker-

dealers, is appropriate in the public interest. Applicants request that the order sought herein extend to any future insurance company that will be the successors in interest to American General or US Life. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants’ resources. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in this application. Having Applicants file additional applications would impair Applicants’ ability effectively to take advantage of business opportunities as they arise.

Applicants undertake that Future Contracts funded by Separate Accounts or by Future Separate Accounts that seek to rely on the order issue pursuant to the application will be substantially similar to the Contracts in all material respects.

All requirements of the articles and by-laws of American General and US Life have been complied with in connection with the execution and filing of this application. American General and US Life have authorized its proper officers to sign and file an application, including any amendment thereto, for an order under Section 6(c) permitting the recapture of the Payment Enhancement under the circumstances described herein. Similarly, with respect to the Distributor, resolutions adopting the by-laws authorize any and all actions that proper officers may deem necessary, as well as the making, executing and delivering of all instruments in the name of and on behalf of the Distributor.

CONCLUSION

Applicants submit that their request for an order meets the standards set out in Section 6(c) of the Act and that an order should, therefore, be granted.

Exhibit A-2

VERIFICATION

CITY OF LOS ANGELES	:
	:	ss:
STATE OF CALIFORNIA	:

The undersigned being duly sworn, deposes and says that she has executed the attached Application, dated July 29, 2013, for and on behalf of American General Life Insurance Company and Variable Separate Account, The United States Life Insurance Company in the City of New York and FS Variable Separate Account, that she is Vice President and Assistant Secretary of American General Life Insurance Company and Vice President and Assistant Secretary of The United States Life Insurance Company in the City of New York and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mallary L. Reznik

Mallary L. Reznik,
Vice President and Assistant Secretary
American General Life Insurance Company

/s/ Mallary L. Reznik

Mallary L. Reznik,
Vice President and Assistant Secretary
The United States Life Insurance Company in the City of New York

Subscribed and sworn to

(or affirmed) before me a Notary Public

on this 26th day of July, 2013 by

Mallary L. Reznik, proved to me on the basis of

satisfactory evidence to be the person who appeared before me.

/s/ Sarah C. Cho

Notary Public
State of California
My Commission Expires: October 20, 2016

VERIFICATION

CITY OF LOS ANGELES	:
	:	ss:
STATE OF CALIFORNIA	:

The undersigned being duly sworn, deposes and says that she has executed the attached Application, dated July 29, 2013, for and on behalf of SunAmerica Capital Services, Inc., that she is Vice President of SunAmerica Capital Services, Inc., and that all action by directors and other bodies necessary to authorize deponent to execute and file such instrument has been taken. Deponent further says that she is familiar with such instrument, and the contents thereof, and that the facts therein set forth are true to the best of her knowledge, information and belief.

/s/ Mallary L. Reznik

Mallary L. Reznik, Vice President

Subscribed and sworn to

(or affirmed) before me a Notary Public

on this 26th day of July, 2013 by

Mallary L. Reznik, proved to me on the basis of

satisfactory evidence to be the person who appeared before me.

/s/ Sarah C. Cho

Notary Public
State of California
My Commission Expires: October 20, 2016

EXHIBIT B

PROPOSED NOTICE OF APPLICATION

U.S. SECURITIES AND EXCHANGE COMMISSION (SEC)

[Release No. IC-             ; File No. 812-             ]

American General Life Insurance Company, et al.; Notice of Application

Date:             , 2013

ACTION: Notice of application for an order pursuant to Section 6(c) of the Investment Company Act of 1940 (the “Act”) granting exemptions from the provisions of Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act and Rule 22 c-1 thereunder.

APPLICANTS: American General Life Insurance Company (“American General”), The United States Life Insurance Company in the City of New York (“US Life”), and SunAmerica Capital Services, Inc., (“Distributor”), and Variable Separate Account (“VSA”), FS Variable Separate Account (“FS VSA”) (collectively, “Separate Accounts”), and any other separate account of American General and US Life currently existing that will support Future Contracts (as defined below) or any other separate account established in the future by American General or US Life (“Future Separate Accounts”) to support Future Contracts, (collectively, “Applicants”).

SUMMARY OF APPLICATION: Applicants seek an order (described below) to permit the recapture of Payment Enhancement amounts under the circumstances specified herein.

FILING DATE:         The application was filed on             , 2013.

HEARING OR NOTIFICATION OF HEARING: An order granting the application will be issued unless the SEC orders a hearing. Interested persons may request a hearing by writing to the SEC’s Secretary and serving Applicants with a copy of the request, personally or by mail. Hearing requests should be received by the SEC by 5:30 p.m. on             , 2013, and should be accompanied by proof of service on Applicants, in the form of an affidavit or, for lawyers, a Certificate of Service. Hearing requests should state the nature of the writer’s interest, the reason for the request, and the issues contested. Persons who wish to be notified of a hearing may request notification by writing to the Secretary of the SEC.

ADDRESSES: Secretary, SEC, 100 F Street, NE, Washington, DC 20549. Applicants, c/o American General Life Insurance Company, 1 SunAmerica Center, Los Angeles, California 90067-6022, Attn: Manda Ghaferi, Esq.

FOR FURTHER INFORMATION CONTACT: Michelle Roberts, Staff Attorney, or Joyce Pickholz, Branch Chief, at (202)             , Office of Insurance Products, Division of Investment Management.

SUPPLEMENTARY INFORMATION: The following is a summary of the Application. The complete Application is available for a fee from the SEC’s Public Reference Branch, 100 F Street, NE, Washington, DC 20549.

APPLICANTS’ REPRESENTATIONS

1.        On May 31, 2011, two initial registration statements on Form N-4 were filed by the Applicants with the Commission in order to register a variable annuity called Polaris Advantage II (the “Contracts”). These Contracts have been filed on new registration statements on Form N-4 and received new filing numbers in connection with certain internal mergers of American General and US Life on December 31, 2012 and December 31, 2011, respectively. As detailed below, the Contract offers a payment enhancement or “bonus” of up to 6.0% of purchase payments and may offer a payment enhancement or “bonus” of up to 7.5% for prospectively issued Contracts and Future Contracts. Applicants have other in–force annuities offering payment enhancements. However, the payment enhancement feature under the Contracts is sufficiently different from that offered under the Applicants’ other annuities that Applicants are now seeking exemptions with respect to the particular payment enhancement feature under the Contracts (the “Payment Enhancements”). Applicants seek a Commission order allowing them to recapture the Payment Enhancements under the following circumstances: (a) if the Contracts are returned during the free look period, Applicants will deduct such Payment Enhancement(s) from the contract value; (b) if the owner’s date of death is within 12 months of any Payment Enhancement(s) being credited to the Contracts, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the owner’s death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit; and/or (c) if the continuing spouse’s date of death is within 12 months of any Payment Enhancement(s) being credited to the Contracts, Applicants will deduct such Payment Enhancement(s) credited within 12 months of the continuing spouse’s death from the contract value or maximum anniversary value, if applicable, when calculating the death benefit payable to the continuing spouse’s beneficiary.

2.        The amount recaptured will equal the entire Payment Enhancement amount without adjustment up or down for investment performance. Therefore, the owner will receive any gain on the Payment Enhancement amount that is recaptured and will bear any loss since the amount that is recaptured will equal the amount of the Payment Enhancement. Applicants will recapture the Payment Enhancements in the manner contemplated by the application only with respect to Contracts issued on or after the date that the Commission grants an order under this application.

3.        Applicants seek an order pursuant to Section 6(c) of the Act exempting them from Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, to the extent necessary to permit Applicants to recapture the Payment Enhancements under the scenarios described above. Applicants request that the order sought herein apply to any Future Separate Account that supports variable annuity contracts offered by Applicants that are substantially similar in all material respects to the Contracts (the “Future Contracts”). Applicants request that the order sought herein extend to any future insurance company that will be the successors in interest to American General or US Life. Applicants also request that the order extend to any FINRA member broker-dealer controlling, controlled by, or under common control with Applicants, whether existing or created in the future, that serves as a distributor or principal underwriter of the Contracts offered through the Separate Accounts or any Future Separate Account (“Broker-Dealers”). Applicants also request that the order extend to broker-dealers that are FINRA-registered and not affiliated with Applicants or the Broker-Dealers (the “Unaffiliated Broker-Dealers”). Each Unaffiliated Broker-Dealer will have entered into a dealer agreement with the Distributor or an affiliate of the Distributor prior to offering the Contracts.

DESCRIPTION OF THE CONTRACTS

1.        The Contracts are flexible premium deferred variable annuity contracts that are registered on Form N-4 (file nos. 333-185780 and 333-178848). Applicants incorporate both Form N-4 registration statements by reference into this application.

2.        Under the Contracts, Applicants will credit a Payment Enhancement for each purchase payment made to the Contracts during the first two Contract years. Applicants calculate the Payment Enhancement as a percentage of each purchase payment received, and credit it at the time we receive the purchase payment. The Payment Enhancement Rate we credit is the rate in effect for the applicable enhancement level at the time we receive each purchase payment. The initial Payment Enhancement Level is determined by the amount of the initial purchase payment. The Payment Enhancement Level for subsequent purchase payments is determined by adding the amount of the subsequent purchase payment to the contract value on the date we receive the purchase payment. If a higher Payment Enhancement Level is achieved by the sum of the contract value and the subsequent purchase payment, the Payment Enhancement Rate for that higher level is applicable to the entire subsequent purchase payment.

The Payment Enhancement Rates credited are the same for all owners; however, the Payment Enhancement Levels may differ by broker-dealer. For the currently offered Polaris Advantage II Contracts, the Payment Enhancement Rate is 4% for a Payment Enhancement Level of less than $250,000 (or less than $100,000 for certain broker-dealers) and the Payment Enhancement Rate is 6% for a Payment Enhancement Level of $250,000 and greater (or $100,000 or greater for certain broker-dealers).

Currently, purchase payments are credited with the Payment Enhancement Rate of up to 6.0%; however, purchase payments may be credited with a Payment Enhancement Rate of up to 7.5% for prospectively issued Contracts and Future Contracts.

3.        American General and US Life will fund Payment Enhancements from their general account assets. Each Payment Enhancement will be allocated to the variable portfolios and available fixed account(s) in the same proportion that the corresponding purchase payment is allocated to such options. The Payment Enhancement Rate currently being offered may increase or decrease by the Applicants at any time for prospectively issued Contracts and Future Contracts.

4.        The minimum initial purchase payment for the Contracts is $25,000, and any additional purchase payment must be at least $500 (except for owners who participate in certain periodic purchase payment programs in which case, the minimum purchase payment must be at least $100). The maximum issue age for the Contracts is 80, meaning that (i) the owner must be 80 or younger or (ii) for Contracts that are not owned by natural persons, the annuitant must be 80 or younger.

5.        The annualized Separate Account expense is 1.90% of the average daily ending net asset value allocated to the Variable Portfolios for contract years 1-9, reducing to 1.30% after the 9th contract anniversary. There is a maintenance fee equal to $50 which is assessed annually on the Contract’s anniversary date, and is currently waived for Contracts of $75,000 or more. There is no fee with respect to the first 15 transfers in a contract year, but after the 15th such transfer, a fee of $25 per transfer is currently imposed ($25 maximum). There is a contingent deferred sales charge (“Withdrawal Charge”) under the Contracts, the amount of which is based on the number of years that have elapsed since the receipt date of each purchase payment. The Withdrawal Charge is equal to 9%, 9%, 8%, 8%, 7%, 6%, 5%, 4%, 3%, 0% beginning in year 1, and ending with no Withdrawal Charge in year 10 and later for each purchase payment. No Withdrawal Charge is imposed on the portion of a withdrawal that can be taken as part of the free withdrawal feature of the Contracts. The maximum free withdrawal amount available in each year is equal to the greater of 10% of all purchase payments that are subject to a Withdrawal Charge and not yet withdrawn or a maximum annual withdrawal amount available if a living benefit feature has been elected. No Withdrawal Charge is imposed in any situation in which Applicants intend to recapture a Payment Enhancement.

6.        An owner may elect one of two optional living benefits: the SunAmerica Income Plus, which offers a stream of guaranteed lifetime income based on an income base which locks in the greater of either a higher anniversary value, or an annual 6% Income Credit during the first 12 years; or the SunAmerica Income Builder which offers a stream of guaranteed lifetime income based on an income base which locks in the greater of a highest anniversary value, or an annual 6% Income Credit during the first 12 years. The initial annual fee for SunAmerica Income Plus and SunAmerica Income Builder for one covered person is 1.10% and for two covered persons is 1.35%. An owner will receive the standard death benefit for no additional fee or may elect the optional Maximum Anniversary Value death benefit for a fee of 0.25% of the average daily net asset value allocated to the portfolios. Applicants may add other optional living and death benefits to the Contracts in the future.

7.        In addition to the optional living benefits and death benefit, the Contracts offer several optional administrative features at no additional cost such as automatic asset rebalancing, systematic withdrawals, dollar cost averaging, nursing home waiver, and spousal continuation with death benefit step-up.

8.        The Contracts offer variable portfolios and fixed account(s). At present, the Contracts offer portfolios of AIM Variable Insurance Funds (Invesco Variable Insurance Funds), Anchor Series Trust, Franklin Templeton Variable Insurance Products Trust, Lord Abbett Series Fund, Inc., Seasons Series Trust and SunAmerica Series Trust. Under the Contracts, Applicants reserve the right to offer new variable portfolios or stop offering existing variable portfolios. New variable portfolios may be made available to existing owners and variable portfolios may be closed to new allocations or allocations of additional purchase payments, transfers or allocations. In addition, Applicants may also liquidate the shares of any variable portfolio, substitute the shares of one underlying fund held by a variable portfolio for another and/or merge variable portfolios or cooperate in a merger of underlying funds (subject to Commission approval).

9.        An owner can annuitize the Contracts using available fixed and/or variable annuity income payment options. Those annuity payment options include life income; life income with 10 or 20 year period certain; or income for only a period certain (5-30 years); joint and survivor life income; joint and survivor life income with 10 or 20 year period certain. Generally, the latest annuitization date is the first business day of the month following the annuitant’s 95th birthday.

10.        With respect to Contracts issued on or after the date of the Commission order under this application, Applicants wish to recapture the full amount of any Payment Enhancement(s) up to 7.5% that have been credited to the contract value, as described above.

APPLICANT’S LEGAL ANALYSIS

1.        Section 6(c) of the Act authorizes the Commission to exempt any person, security or transaction, or any class or classes of persons, securities or transactions, from the provisions of the Act and the rules promulgated thereunder if and to the extent that such exemption is necessary or appropriate in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act. Applicants request that the Commission, pursuant to Section 6(c) of the Act, issue an order to the extent necessary to permit the recapture of Payment Enhancements under the circumstances described above. Applicants believe that the requested exemptions are appropriate, in the public interest and consistent with the protection of investors and the purposes fairly intended by the policy and provisions of the Act.

2.        Applicants submit that the recapture of the Payment Enhancements will not raise concerns under Sections 2(a)(32), 22(c) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder. The Payment Enhancements will be recaptured only under the circumstances described above. The amounts recaptured equal the Payment Enhancements provided by American General and US Life from its own general account assets. When American General and US Life recapture the Payment Enhancement, it is merely retrieving American General’s and US Life’s own assets, and the owner has not been deprived of a proportionate share of the Separate Accounts’ assets, because his or her interest in the Payment Enhancement amount has not vested. With respect to a Payment Enhancement recaptured upon the exercise of the free look of the Contracts, it would be unfair to allow an owner exercising that privilege to retain the Payment Enhancement under Contracts that have been returned for a refund after a period of only a few days. If Applicants could not deduct the Payment Enhancement from the amount returned to an individual during the free look period, Applicants would bear the loss on the value of the Payment Enhancement if the contract value dropped during the Free Look period. If the Contracts are returned during the free look period, Applicants also note that the individual is entitled to retain any investment gain attributable to the Payment Enhancement, even if the Payment Enhancement is deducted. Furthermore, the recapture of the Payment Enhancement if the owner’s death occurs within 12 months after receipt of a Payment Enhancement, is designed to provide Applicants with a measure of protection against “anti-selection.” The risk is that an owner, with full knowledge of impending death or serious illness, will make very large payments to the Contracts which could result in significant financial exposure to the Applicants.

3.        Applicants submit that the provisions for recapture of the Payment Enhancement do not, and any such Future Contracts provisions will not, violate Sections 2(a)(32) and 27(i)(2)(A) of the Act, and Rule 22c-1 thereunder, and that the relief requested is consistent with the exemptive relief provided under Commission precedent. See, e.g., Jackson National Life Insurance Company, et al., Investment Company Act Release No. 29658 (April 25, 2011) (order granting recapture under certain circumstances of certain contract enhancements applied to purchase payments of up to 6% received within the first seven contract years; these contract enhancements would be recaptured during the free-look period, a total withdrawal during the recapture period up to seven years after a premium payment and if the owner elects to receive payments under an income payment option during the recapture charge period); Prudential Annuities Life Assurance Corporation et al., Investment Company Act Release Nos. 28354 (August 8, 2008) and 28373 (September 3, 2008) (order granting recapture of credits applied to purchase payments of up to 8% during the first six years of the contract being issued; these credits would be recaptured during the free look period, within 12 months prior to the benefit being paid and within 12 months prior to the surrender of the contract under medically-related surrender provisions); and Minnesota Life Insurance Company et al., Investment Company Act Release Nos. 27960 (August 30, 2007) and 27979 (September 25, 2007) (order granting recapture of certain credit enhancements of up to 7% during the first year; these credits would be recaptured during the free look period, within 12 months of a death benefit being paid and upon surrender); and Merrill Lynch Life Insurance Group, Investment Company Act Release Nos. 26712 (December 21, 2004) and 26726 (January 21, 2005) (order granting recapture of credits added to contract value of up to 7%; these credits would be recaptured during the free look period, if the owner dies within 6 months of purchase payment receipt or full or partial surrender of the contract within 3 years of purchase payment receipt).

4.        The recapture of a Payment Enhancement could be viewed as involving the redemption of redeemable securities for a price other than one based on the current net asset value of a Separate Account. The recapture of the Payment Enhancement does not involve either of the harmful issues that Rule 22c-1 was intended to address, namely: (i) the dilution of the value of outstanding redeemable securities of registered investment companies through their sale at a price below net asset value or redemption or repurchase at a price above it, and (ii) other unfair results, including speculative trading practices.

5.        Applicants assert that the proposed recapture of the Payment Enhancement does not pose a threat of dilution. To effect a recapture of a Payment Enhancement, interests in an owner’s contract will be redeemed at a price determined on the basis of the current net asset value. The amount recaptured will equal the amount of the Payment Enhancement that Applicants paid out of its general account assets. Although the owner will be entitled to retain any investment gain attributable to a Payment Enhancement, the amount of that gain will be determined on the basis of current net asset value. Similarly, the owner will bear any loss if investment performance declines since the amount that is recaptured will equal the amount of the Payment Enhancement. Therefore, no dilution will occur upon the recapture of a Payment Enhancement.

6.        Applicants also submit that the second harm that Rule 22c-1 was designed to address, namely speculative trading practices calculated to take advantage of backward pricing, will not occur as a result of the recapture of a Payment Enhancement because the pricing of the bonus recapture will occur on the basis of the net asset value calculated in accordance with Rule 22c-1 on the date of the recapture.

7.        Applicants submit that their request for an order that applies to any Separate Account or any Future Separate Account established by American General and US Life in connection with the issuance of Contracts and Future Contracts, and underwritten or distributed by the Distributor or other broker-dealers, is appropriate in the public interest. Applicants request that the order sought herein extend to any future insurance company that will be successors in interest to American General or US Life. Such an order would promote competitiveness in the variable annuity market by eliminating the need to file redundant exemptive applications, thereby reducing administrative expenses and maximizing the efficient use of Applicants’ resources. Investors would not receive any benefit or additional protection by requiring Applicants to repeatedly seek exemptive relief that would present no issue under the Act that has not already been addressed in this application. Having Applicants file additional applications would impair Applicants’ ability effectively to take advantage of business opportunities as they arise.

8.        Applicants undertake that Future Contracts funded by Separate Accounts or by Future Separate Accounts that seek to rely on the order issue pursuant to the application will be substantially similar to the Contracts in all material respects.

9.        All requirements of the articles and by-laws of American General and US Life have been complied with in connection with the execution and filing of this application. American General and US Life have authorized its proper officers to sign and file an application, including any amendment thereto, for an order under Section 6(c) permitting the recapture of the Payment Enhancement under the circumstances described herein. Similarly, with respect to the Distributor, resolutions adopting the by-laws authorize any and all actions that proper officers may deem necessary, as well as the making, executing and delivering of all instruments in the name of and on behalf of the Distributor.

CONCLUSION

Applicants submit that their request for an order meets the standards set out in Section 6(c) of the Act and that an order should, therefore, be granted.

For the Commission, by the Division of Investment Management under delegated authority.